Note: [01 Mar 2017] - The following is a consolidation of 13-501F1. It incorporates amendments to this document that came into effect on March 1, 2017. This consolidation is provided for your convenience and should not be relied on as authoritative.

FORM 13-501F1

CLASS 1 REPORTING ISSUERS AND CLASS 3B REPORTING ISSUERS -

PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I,     Dan Amadori    , an officer of the reporting issuer noted below have examined this Form 13-501F1 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

/s/Dan Amadori, CFO	February 15, 2023
Name: Dan Amadori	Date:
Title: CFO

Reporting Issuer Name:	Micromem Technologies Inc.

End date of previous financial year:	October 31, 2023

Type of Reporting Issuer:	[ X ] Class 1 reporting [ ] Class 3B reporting
issuer issuer

Highest Trading Marketplace:	CSE

Market value of listed or quoted equity securities:

Equity Symbol	MRM

1st Specified Trading Period (dd/mm/yy)	November 1, 2021 to January 31, 2022

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace	$ 0.075 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period	$ 443,044,888 (ii)

Market value of class or series	(i) x (ii) $ 33,228,367
(A)

2nd Specified Trading Period (dd/mm/yy)	February 1, 2022 to April 30, 2022

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading	$ ______________________0.05
marketplace	(iii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of	447,191,433
the specified trading period	(iv)

Market value of class or series	(iii) x (iv) $ 22,359,572
(B)

3rd Specified Trading Period (dd/mm/yy)	May 1, 2022 to July 31, 2022

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading	$ ______________________0.06
marketplace	(iii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of	459,085,461
the specified trading period	(vi)

(v) x (vi) $ 27,545,128
Market value of class or series	(C)

4th Specified Trading Period (dd/mm/yy)	August 1, 2022 to October 31, 2022

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading	$ 0.045
marketplace	(vii)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of	467,607,678
the specified trading period	(viii)

(vii) x (viiii) $ 21,042,346
Market value of class or series	(D)

5th Specified Trading Period (dd/mm/yy)	_______________ to ______________

Closing price of the security in the class or series on the
last trading day of the specified trading period in which
such security was listed or quoted on the highest trading	$ ______________________
marketplace	(ix)

Number of securities in the class or series of such
security outstanding at the end of the last trading day of	______________________
the specified trading period	(x)

Market value of class or series	(ix) x (x) $ ______________________
(E)

Average Market Value of Class or Series (Calculate
the simple average of the market value of the class or
series of security for each applicable specified trading	$ 26,043,853
period (i.e. A through E above))	(1)

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:

(Provide details of how value was determined)	$ ______________________
(2)

Capitalization for the previous financial year	(1) + (2) $ 26,043,853

Participation Fee	$ 1,200

Late Fee, if applicable	$

Total Fee Payable	$ 1,200
(Participation Fee plus Late Fee)